vnu

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications /
Investor Relations

SUPPL

Date September 18, 2006
Direct phone +31 23 546 32 38
Direct fax +31 23 546 39 12
E-mail m.schikker@hq.vnu.com
Subject **ADR file nr. 82-2876**


06017125

Dear Sirs,

Please find enclosed the following press release, dated :

September 18, 2006 **VNU agrees to sell stake in Solucient to Thomson**

With kind regards,
VNU bv



Marianne Damad

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands

vnu

RECEIVED
2006 SEP 25 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Date September 18, 2006

VNU AGREES TO SELL STAKE IN SOLUCIENT TO THOMSON

Haarlem, the Netherlands - VNU Group B.V., a leading global information and media company, today announced it has agreed to sell its 34.3% stake in Solucient, an information products company serving the healthcare industry, to The Thomson Corporation, which is acquiring 100% of Solucient. Terms were not disclosed.

VNU said that while Solucient provides valuable services and insights to healthcare clients, the business is no longer considered a strategic fit with VNU's Marketing Information group, which focuses primarily on the fast-moving consumer goods sector.

VNU has been a minority owner of Solucient since 1999. VNU acquired its stake by contributing a healthcare information business, Sachs Group, to a joint venture with private-equity firm Veronis, Suhler & Associates (now Veronis Suhler Stevenson). The joint-venture business, originally known as HCIA-Sachs, was later renamed Solucient.

The transaction with Thomson is expected to be completed later this year and is subject to customary closing conditions.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact: Will Thoretz New York +1 646 654 8133

Investor Relations: Peter Wortel Haarlem +31 23 546 36 92

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12